U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                         Amendment No. 1 To Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
           Under Section 12(b) or 12 (g) of the Securities Act of 1934


                           U.S. PRECIOUS METALS, INC.
              ----------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                               Delaware 14-1839426
                              --------- ---------------
                      State of Incorporation (I.R.S. Employer
                           Incorporation) I.D.Number)

                   260 Garibaldi Ave., Lodi, New Jersey 07830
              ----------------------------------------------------
                    (Address of Principal executive offices)


                     Issuer telephone number: (973) 272-8424


           Securities to be registered under Section 12 (b) of the Act:

           Title of each class              Name of exchange on which
            to be registered             each class is to be registered

                 None                                  None


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

Part I

Item 1 - Description of the Business




U.S. Precious Metals, Inc. ("Company") was incorporated in the State of Delaware on January 21, 1998 as a wholly owned subsidiary of American International Ventures, Inc. On May 9, 2002, the Board of Directors of American International Ventures, Inc. declared a dividend, in the form of common stock of U.S. Precious Metals, Inc., to be issued to its beneficial shareholders of record on such date. On the record date, American International Ventures, Inc. had 274 beneficial shareholders. The ratio of common shares of the Company received by each American International shareholder was one share of Company common stock for each 10 shares of American International common stock held by such record owner. A total of 1,961,184 shares of common stock are to be issued to the beneficial shareholders of American International on such record date, and such amount of common stock represented all of the issued and outstanding capital stock of the Company on such record date. American International did not retain any additional shares of common stock of the Company.

     The common stock of the Company has been issued in the name of the respective record holders, but has been held in escrow by the secretary of the American International pending and subject to compliance with the federal securities laws. The distribution of the Company's common stock will not be effected until such time as this Registration Statement is declared effective by the Securities and Exchange Commission. Following the effectiveness of this Registration Statement, the spin-off shares will be delivered to the record shareholder.


     The Company believes that the distribution of the Company stock to the shareholders of American International should qualify as tax free transaction under Section 368(d) of the Internal Revenue Code of 1986. The Company, however, has not requested nor received a tax ruling from the Internal Revenue Service. The four ingredients needed for qualification were present. There was a plan of reorganization; there were continuity of interests and continuity of business enterprise as described in the Regulations; there was a sound business purpose for the reorganization; and the court-imposed step transaction doctrine did not apply to this reorganization. In addition, there was no boot involved in this reorganization so there should be no tax imposed on either U.S. Precious Metals, Inc. or its shareholders. If the spin-off were not to qualify under Section 355 of the Internal Revenue Code, then each shareholder who receives shares of the Company common stock in the spin-off would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of the Company common stock received on the date it is received.


     In March 2002, the Company entered into an oral arrangement with the owners of a mining property located in Mexico known as the Solidaridad mining claims (discussed in greater detail below). At the time, little geological information was known about the property other than information collected by local residents. Based upon available information, the board of directors of American International determined that, while the information was prospective, they were more interested in identifying mineral properties in the United States that had mineralized material, and were not interested properties requiring significant exploration work. Consequently, the board of directors of American International determined to separate the two companies so that each company would focus exclusively on the business of the respective companies.


     Following the record date of the spin-off transaction, the Company elected a new board of directors and new officers. The new management team pursued acquiring the mining property known as the Solidaridad mining claims. In March 2003, in anticipation of acquiring the mining claims, the Company formed U.S. Precious Metals de Mexico, S.A. de C.V., a Mexican corporation, as a wholly owned subsidiary of the Company. The Company, through its wholly owned subsidiary, has acquired exploration concessions to certain mineral properties known as "Solidaridad I", "Solidaridad II," "Solidaridad III," and "Solidaridad IV" (collectively, the "Solidaridad Properties") located in State of Michoacan, Mexico. The Company engaged two independent mining geologists to conduct preliminary surface mapping and sampling on the Solidaridad I property and each prepared a report of their findings (See "Geological Reports" below).

The Company's office is located at 260 Garibaldi Avenue, Lodi, New Jersey 07644. The Company's telephone number is (973) 272-8424.

Business.

The Company is an exploration stage company engaged in the acquisition, exploration and development of mineral properties. The Company has acquired the exploration concession to the Solidaridad Properties. The Company has received mining reports on the Solidaridad I property from two geologists who performed limited geological work on the Solidaridad I property (See "Geological Reports" below). At the time of their respective reports, both geologists were independent, however, subsequent to his report, the Company appointed Dr. Gerald Harper to the Company's Board of Directors. During the next 12 months, subject to available funds, the Company intends to carry out additional exploration work on the Solidaridad I property in order to ascertain whether the property possesses commercially exploitable quantities of gold and silver. The Company also intends to conduct exploratory work on the Solidaridad II, III, and IV properties, as well as limited exploratory work on other properties in the vicinity of the Solidaridad Properties (see "Item 2. Plan of Operations"). The Company can not predict if commercially exploitable mineral deposits or reserves exist on the Solidaridad Properties until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

                [LOCATION MAP TO BE SUPPLIED HERE]


The Solidaridad Properties.

During March 2003 through July 2003, the Company acquired exploration concessions to the Solidaridad Properties. The rights to the Solidaridad I property were acquired from its prior owners, Israel Tentory Garcia, Victorio Gutierrez Cardenas, J. Trinidad Gomez Pineda, Custodio Huitron Vargas, Rosendo Ortega Alejandre, Juan Alberto Contreras Vazquez, Luis Segundo Arreola and Francisco Garcia Granados, who were unaffiliated with the Company. In exchange for the concession, the Company issued to the prior owners a total of 1,500,000 shares of common stock of the Company, and agreed to pay such parties the sum $1,000,000 if the claim is sold to an unaffiliated third company that will conduct the exploitation on the property. The Company acquired the exploration concession to the remaining Solidaridad Properties directly from the Mexican government through a concession grant procedure, pursuant to which the Company was awarded the exploration concession. The estimated sizes of the properties are as follows: Solidaridad I - 175 hectares, Solidaridad II - 2,164 hectares, Solidaridad III - 294 hectares, and Solidaridad IV - 150 hectares. A hectare is equivalent to 2.47 acres.

Exploration rights to mineral properties in Mexico are granted by the government in the form of exploration or exploitation concessions to either persons of Mexican nationality or companies constituted under Mexican laws. An exploration concession enables the holder to explore for, but not extract, minerals for a term of six years. In order to extract minerals, one must receive an exploitation concession from the Mexican government which grants the concession holder the right to extract and mine for minerals for a term of 50 years. In order to maintain concession rights from the Mexican government, a concession holder is required, annually, to perform limited expenditures on each property and pay a fee to the government based on the size of the property under concession. For the Solidaridad Properties, the Company expects the necessary expenditures not to exceed $5,000 per annum, and the fees payable to the government not to exceed $2,500 per annum. These amounts are adjusted annually by an inflation factor.


The properties are located in the southern portion of the State of Michoacan, which is in the southwestern portion of Mexico. The regional area is accessible by a paved road from the city of Morelia, the capital of the State, and the claim sites are accessible by a gravel road from the regional area. The site of the Solidaridad Properties is part of the Sierra Madre range, and rests in an area of valleys and peaks ranging from 610 to 1,100 meters in elevation. The surrounding area is predominantly agrarian. Villages immediately near the claim sites offer little or no amenities, however, there are some hardware, cement, and other suppliers in relatively close proximity. There is no heavy industry in the region. Electricity is provided to the area by a main power line running north towards the center of the valley adjacent to the gravel road.

Geological Reports.

     In late 2002 and early 2003, the Company commissioned two geologists to conduct preliminary geological studies of the Solidaridad I property, and other prospective properties in the area. Based upon their preliminary studies, both geologists concluded that the Solidaridad I property warrants further geological exploration. The other properties explored by the geologists in the area were rejected by the Company as not being prospective. No geological studies have been undertaken to date by the Company on the Solidaridad Properties, other than Solidaridad I property as described herein. The Company expects to conduct geological studies on the other Solidaridad Properties along with further exploration on Solidaridad I property (See "Item 2. Plan of Operations").

During November 2002, Adrian G. Mann, PhD. and Professional Geologist, of Ruthrie Enterprises Ltd., 10443 Brackenridge Road, Calgary, Alberta conducted geological surface examinations and collected hard rock samples on the Solidaridad I property, and three other properties rejected by the Company. The Solidaridad I study consisted of collecting 138 rock samples chipped from outcroppings, and geological mapping. The samples were submitted to ALS Chemex Laboratories, an independent lab, located in Guadalajara, Mexico. Dr. Mann provided the Company with a report dated December 10, 2002 on results of his activities on the mining properties.

Following Dr. Mann's study, in February 2003, Gerald Harper, PhD and Professional Geologist, of 207-80 Park Lawn Road, Toronto, Ontario, conducted a field study of the Solidaridad I property. Dr. Harper was appointed to the Company's Board of Directors on February 27, 2004. Dr. Harper substantially replicated the rock sampling undertaken by Dr. Mann at the Solidaridad I property. Channel samples were taken from along rock faces ranging from one to three meters in length. Every tenth sample was collected a second time, in most instances by a second sampler. Dr. Harper provided the Company with a report dated April 15, 2003 on the results of his activities. Dr. Harper sent one set of samples to ALS Chemex Laboratories in Guadalajara, Mexico, and a second set to Act Labs of Ancaster, Ontario, Canada so as to cross check the results of both labs.

The studies conducted by both Dr. Mann and Dr. Harper were not intended to be conclusive, but rather were aimed at determining whether additional exploration is warranted on the Solidaridad I property. The assay results from the road-cut channel sampling of both geologists yielded results and they both have recommended that additional exploratory work be performed throughout the property to determine if the property is commercially economic.


Dr. Mann recommended that this area be explored by geochemical soil sampling and detailed mapping, followed by trenching at 25 meter intervals. He also suggested that the property can be explored by tunneling into the hillside along the exposed vein system. Dr. Mann estimated the costs of this mineral exploration to be $2 million over a two-year period. Dr. Harper recommended a two-phase work program. The first phase would consist of surface sampling, assay verification, mapping and surveying, totaling approximately $200,000. Dr. Harper assumed that at least three target areas will be defined by the first phase to justify a second phase. Based on the assumed results of the first phase, the second phase would consist of a diamond-core drilling program, along with geochemical surveying and additional geological mapping. Dr. Harper estimated the costs of the second phase to be $362,000, including a contingency placing the total expenditures of both phases at $618,000. The overall purpose of the exploration program proposed by Dr. Harper is to verify the extent, distribution, and vertical dimensions of the three target areas anticipated to be identified by the first phase exploratory work. In addition, the geochemical surveys would extend to other areas with potential for more lenses. The drilling would utilize large-diameter core equipment to ensure maximum core volume and recovery, which would provide more concise information on the distribution of gold, if any, and control samples for comparison with future non-coring methods of drilling.

The Company has considered the recommendations of both geologists, and plans to embark on a two-phase exploration program similar to plan proposed by Dr. Harper (See "Item 2. Plan of Operations").

Item 2. Plan of Operations.
--------------------------

The Company is a mineral exploration company. There are no known bodies of ore on the property concessioned by the Company. The Company's plan of operations is to raise funds to carry out further exploration on the Solidaridad Properties with the objective of establishing ore of commercial tonnage and grade.

During fiscal 2002 and 2003, the Company raised $ 285,000 from the sale of 6,600,000 units. The Company's cash requirements for the next 12 month are estimated to be $1,000,000, of which $460,000 is allocated for additional exploration on the Solidaridad I property, $250,000 for exploration on the other Solidaridad Properties other than Solidaridad I, $150,000 for exploration of other claims in the region, and $130,000 for general and administrative costs, each as described below.

The projected exploration on the Solidaridad I property will consist of preliminary ground exploration work and exploratory drilling. The preliminary ground exploration will entail detailed geological mapping, soil sampling, and channel sampling of road cuts to delineate mineralization, if any. This preliminary work will be followed by a combination of reverse circulation rotary and diamond core drilling to test the grade, thickness, and continuity of mineralization, if any, determined or identified by the preliminary ground exploration. While the depth of drilling currently cannot be determined, it is anticipated that initial holes will total 150 to 300 meters in depth. Based on existing data, the Company expects to drill approximately 40-60 exploratory holes, however, the actual number will be dependent upon the results of preliminary exploratory work, results of prior drill holes, and the Company's available working capital. The Company will assay sampling and core hole results for gold, copper, and silver.

Exploratory work on the other Solidaridad claims will seek to identify and drill test for gold mineralization in a manner similar to the Solidaridad I claim. This work will include geological mapping, geochemical sampling (drainage samples, soil samples, and rock-chip samples), possibly geophysical methods, and exploratory drilling.

Regional exploration around the Solidaridad claims will consist of geological prospecting including rock chip and drainage sampling, examination of satellite imagery purchased by the Company, and evaluation of known mineral prospects.

General and administrative costs include travel expenditures to Mexico for Company officers and consultants estimated to be $20,000; salaries, which include salaries to the Company's vice president and a field geologist in Mexico estimated to be $60,000; legal and professional fees, including legal fees for local counsel in Mexico estimated to be $40,000; regulatory work in Mexico estimated to be $10,000, and office supplies and expenses estimated to be $10,000.

The Company is seeking to raise a minimum of $1,000,000 in the next 12 months to support its working capital needs as described above. The funds may be procured through the public or private offering of its equity securities. The Company believes that debt financing is not a funding alternative at this time due its lack of cash flow. The Company has entered into discussions with a number of investors concerning an investment in the Company, however, at this time, it has not received commitments from any source, and has no firm arrangements in place for its required funding. The Company cannot predict whether it will be successful in raising any capital.

The Company has no material commitments for capital at this time other than as described above. In addition, the Company does not expect to incur research and development costs within the next 12 months.

If the Company is successful in raising the estimated $1,000,000, the Company believes that its exploratory programs can be completed within 12 months from funding. If the Company is able to raise part but not all of the $1,000,000, the Company will prioritize the allocation of such funds towards the exploration of the Solidaridad I property discussed above, along with the payment of salaries for the two personnel and other administrative costs described above. Thereafter, any additional funds will be allocated for exploration of the other Solidaridad Properties, followed by regional exploration. If the Company is unable to raise any funds, it will be unable to complete its plan of operation.

Exploration for minerals is a speculative venture involving substantial risk. There is no certainty that the expenditures to be made by the Company in the exploration for gold and other minerals will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. Consequently, the Company can not predict whether it will be successful in establishing a "commercial quantity" of ore for the Solidaridad Properties. A "commercial quantity" of ore is a quantity of ore which is sufficient to economically justify commercial exploitation. In determining whether a body of ore economically justifies exploitation, the Company will assess those factors which impact the economics of production of the Solidaridad Properties, including prevailing metal prices, the grade (or metal content) of the ore, mining and processing costs, cost of capital, environmental compliance costs, and general economic conditions.

If the Company is successful in establishing a commercial quantity of ore on the Solidaridad Proprieties, its present intention is not to engage in actual mining operations. Rather, it expects to sell the properties to a mining company, or enter into a joint venture with a mining company to conduct actual mining operations on the property. The Company has no such arrangements at this time.

Governmental Regulation.

In connection with its exploration activities, the Company will be required to comply with all regulations, rules and directives imposed by the Mexican government. As stated above, the Company will be required, on an annual basis, to conduct a limited amount of work on the Solidaridad Properties and to pay a fee to the Mexican government based upon the total number of hectares under concession. In addition, prior to commencement of its proposed exploration program, the Company will be required to prepare and file with Ministry of Ecology in Mexico a study of ecological impact, which report must be approved by the ministry. The report will describe how the topography may be altered as a result of the proposed exploration program. Based upon the limited work to be performed on the Solidaridad Properties, the Company expects, upon filing of its required report, to receive approval from the ministry.

Employees.

As of December 31, 2003, the Company's full time employees are Jose Garcia, and a field geologist in Mexico. The Company's other officers work part time for the Company. The Company has no collective bargaining agreements with its employees and believes its relations with its employees are good.

Item 3. Description of Property.

The Company's executive offices are located at 260 Garibaldi Avenue, Lodi, New Jersey 07644. The premises are owned by Mr. Wagenti, the Company's Vice President, and are leased to the Company rent free on a month to month basis.

The Company has acquired exploration concessions to certain mineral properties known as "Solidaridad I", "Solidaridad II," "Solidaridad III," and "Solidaridad IV" (collectively, the "Solidaridad Properties"). The Solidaridad Properties are located in State of Michoacan, Mexico. The rights to the Solidaridad I property were acquired from its prior owners, Israel Tentory Garcia, Victorio Gutierrez Cardenas, J. Trinidad Gomez Pineda, Custodio Huitron Vargas, Rosendo Ortega Alejandre, Juan Alberto Contreras Vazquez, Luis Segundo Arreola and Francisco Garcia Granados, who were unaffiliated with the Company. In exchange for the concession, the Company issued to the prior owners a total of 1,500,000 shares of common stock of the Company, and agreed to pay such parties the sum $1,000,000 if the claim is sold to an unaffiliated third company that will conduct the exploitation on the property. The Company acquired the exploration concession to the remaining Solidaridad Properties directly from the Mexican government through a concession grant procedure, pursuant to which the Company was awarded the exploration concession.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table identifies, as of March 31, 2004, the number and percentage of outstanding shares of common stock of the Company owned by (i) each person known to the Company who owns more than five percent of the outstanding common stock, (ii) each officer and director, and (iii) and officers and directors of the Company as a group. The following information is based upon 25,631,184 shares of common stock of the Company which were issued and outstanding as of March 31, 2004. The address for each party below is 260 Garibaldi Avenue, Lodi, New Jersey 07644, the address of the Company.

                                                                       Percentage of
                                    Common Stock                       Common Stock
Name and                            Beneficially                       Beneficially
Address(1)                          Owned(1)                           Owned(1)
----------                          -----                              -----
William Matlack                       400,000                           1.5%
Peter Toscano(2)                    7,000,000                          27.3%
Jack Wagenti(3)                     5,500,000                          21.5%
Jose Garcia                         1,500,000                           5.9%
Officers and directors
as a group (4 persons)             14,400,000                          56.2%
                                  -----------------                    -----

--------------------------------------------------------------------------------
(1). "Beneficial ownership" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.
(2) Represents 5,000,000 shares of common stock of the Company held individually by Mr. Toscano, 1,000,000 and 500,000 shares of common stock of the Company held respectively by Christopher Toscano and Nicholas Toscano, Mr. Toscano's sons, and 500,000 shares of common stock of the Company by Mr. Toscano's spouse. Mr. Toscano disclaims beneficial ownership of the 2,000,000 shares of common stock of the Company held by his stated family members.
(3). Represents 5,000,000 shares of common stock of the Company held individually by Mr. Wagenti and 500,000 shares of common stock of the Company by Mr. Wagenti's spouse. Mr. Wagenti disclaims beneficial ownership of the shares of common stock held by his spouse.

Item 5. Directors, Executive Officers, Promoters And Control Persons.
--------------------------------------------------------------------

The directors and executive officers of the Company, their ages, and the positions they hold are set forth below. The directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors in office are elected and qualified. All officers serve at the discretion of the Board of Directors.

Name                      Age                         Title
----                      ---                         -----

William Matlack            49                       Chairman

Peter Toscano              55                       Chief Executive Officer,
                                                    President, and Director
Jack Wagenti               66                       Vice President, Secretary,
                                                    and Director
Jose Garcia                45                       Vice President and Director

Gerald Harper              58                       Director

William Matlack. Mr. Matlack has been Chairman of the Company since November 18, 2003. Since February 2003 to the present, he has been a registered representative with Aegis Capital, a NASD registered broker/dealer based in Valley Stream, New York. From February 2000 to November 2002, Mr. Matlack was a research associate for metals and mining at BMO Nesbitt Burns, a NASD registered broker dealer. From May 1998 to October 2002, he held similar positions with Salomon Smith Barney and Sanford Bernstein. His responsibilities included developing and maintaining financial models; and preparing company and sector research reports, including weekly metals markets and industry reports. Mr. Matlack has over 20 years experience as a geologist in the metals and mining industry, including 10 years (1988 to 1997) as a senior geologist for Santa Fe Pacific Gold Corporation and 5 years (1983 to 1988) as a project geologist for Gold Fields Mining Corporation. Mr. Matlack has been involved in several major gold discoveries and mine development projects including Twin Creeks, Nevada; Lone Tree, Nevada; Getchell, Nevada; Mesquite, California; and Elkhorn, Montana. Mr. Matlack has a Bachelor of Arts degree in Geology from Carleton College, Northfield, Minnesota, and a Master of Science degree in Economic Geology from the University of Minnesota.

Peter  Toscano.  Mr. Toscano has been  President,  Chief  Executive  Officer and
Director of US Precious Metals since May 2002. From September 2001 to the present, other than business conducted in respect to the Company's affairs, Mr. Toscano has been retired from active business. From December 1997 to September 2001, he was a principal of a fabric reprocessing business located in Brooklyn, New York, which conducted part of its operations in Mexico City, Mexico.

Jack Wagenti. Mr. Wagenti has been a Director, Secretary, and Chief Financial Officer of the Company since May 2002. From 1996 to the present, Mr. Wagenti has served in varying capacities with American International Ventures, Inc., a reporting company under the federal securities laws, and the former parent entity of the Company. Presently, Mr. Wagenti is the President, Treasurer and a Director of American International Ventures, Inc.

Jose Garcia. Mr. Garcia has been Vice President of the Company since May 2002 and President of U.S. Precious Metals de Mexico since March 2003. Mr. Garcia was appointed to the Board of Directors of the Company on February 27, 2004. From 1989 to June 2002, Mr. Garcia was employed in the restaurant industry in New York, New York, as general manger of a number of restaurants. Mr. Garcia is from Morelia, Mexico, and has conduct limited geological work on properties near the Company's Solidaridad Properties.

Dr. Gerald Harper, Ph.D., P.Eng.(ON.), P.Geo.(ON.)
Dr. Harper is a senior mining executive with over 30 years diversified international management, exploration, development and operational experience in precious and base metals mining. Dr. Harper has valuable expertise in corporate governance and management. He is a graduate of The University of London, where he earned a B.Sc.(Hons) and then Ph.D. in geology. He has previously been employed by Geddes Resources, Northgate Exploration, Brinco, Falconbridge Limited and Anglo American Corporation. Dr. Harper has been President of Gamah International Limited since 1992, a minerals industry consulting company widely known for its publication of minerals industry financing statistics. He is a Director of Khan Resources Inc. and is a past president of the Prospectors and Developers Association of Canada, the largest mining industry advocacy organization in the world. He continues to represent that organization as Chair of its Environment Committee. He is also Chair of his local area Chapter of Professional Engineers Ontario.

The officers of the Company are not full time employees, other than Mr. Jose Garica. Presently, the Company does not have a formal conflicts of interest policy governing its officers and directors. In addition, the Company does not have written employment agreements with any of its officers. Its officers intend to devote sufficient business time and attention to the affairs of the Company to develop the Company's business in a prudent and business-like manner. However, the officers may engage in other businesses related and unrelated to the business of the Company. As a result, the officers of the Company may have a conflict of interest in allocating their respective time, services, and future resources, and in exercising independent business judgment with respect to their other businesses and that of the Company.

Each director serves until the next annual meeting of shareholders and until his successor is elected and qualified. Each officer is elected to serve at the pleasure of the Board of Directors and until his successor has been elected and qualified.

Item 6. Executive Compensation.

The compensation for all directors and officers individually for services rendered to the Company for the fiscal year ended December 31, 2003 and 2002, respectively:

                              SUMMARY COMPENSATION
                               Annual Compensation
Name and
Principal                                   Salary            Bonus             Other
Position                   Year               ($)              ($)               ($)
                           --------         ------            ------            -------
William Matlack(1)         2003             $10,000            -0-                -0-
Chairman

Peter Toscano(2)           2003             $15,000            -0-                -0-
President, Chief           2002             $  -0-             -0-              $71,603
Executive Officer
and Director

Jack Wagenti(3)            2003             $15,000            -0-                -0-
Vice President             2002             $   -0-            -0-              $56,260
and Director

Jose Garcia(4)             2003             $15,249            -0-                 -0-
Vice President             2002             $   -0-            -0-              $15,344
-------------------------------------------------------------------------------------------------------------------

(1). Mr. Matlack became Chairman of the Company on November 18, 2003, and received 400,000 shares of common stock as salary compensation for the period from November 18, 2003 through May 31, 2004. The shares are valued at $ 0.025 per share.
(2). In fiscal 2003, Mr. Toscano received 1,000,000 shares of common stock valued as salary compensation for the period from June 2002 through October 31, 2003. The shares are valued at $0.015 per share. In fiscal 2002, Mr. Toscano received 6,000,000 shares of common stock in 2002 in exchange for introducing the Solidaridad Properties to the Company. The shares were valued at $0.01 per share.
(3). In fiscal 2003, Mr. Wagenti received 1,000,000 shares of common stock valued as salary compensation for the period from June 2002 through October 31, 2003. The shares are valued at $0.015 per share. In fiscal 2002, Mr. Wagenti received 4,500,000 shares of common stock in 2002 in exchange for introducing the Solidaridad Properties to the Company. The shares were valued at $0.01 per share.
(4). In fiscal 2003, Mr. Garcia received a salary of $15,249. In fiscal 2002, Mr. Garcia received 1,500,000 shares of common stock in 2002 in exchange for introducing the Solidaridad Properties to the Company. The shares were valued at $0.01 per share.

The Company did not have any other form of compensation payable to its officers or directors, including any stock option plans, stock appreciation rights, or long term incentive plan awards for the periods during the fiscal years 2000 and 2001.

The Company's directors received no fees for their services in such capacity, however, they are reimbursed for expenses incurred by them in connection with the Company's business.

Item 7. Certain Relationships and Related Transactions.

In July 2002, the Company issued 12,000,000 shares of common stock to its officers as described herein. Mr. Peter Toscano, the Company's Chairman and Chief Executive Officer received 6,000,000 shares of common stock of the Company, Mr. Jack Wagenti, the Company's Vice President, received 4,500,000 shares of common stock of the Company, and Mr. Jose Garcia, the Company's Vice President, and President of the Subsidiary, received 1,500,000 shares of common stock of the Company. The shares of common stock of the Company were issued to each officer in exchange for introducing the Solidaridad Properties to the Company. The shares of common stock were valued at $0.01 per share.

In July 2002, the Company issued 1,500,000 shares of its common stock to the owners Israel Tentory Garcia, Victorio Gutierrez Cardenas, J. Trinidad Gomez Pineda, Custodio Huitron Vargas, Rosendo Ortega Alejandre, Juan Alberto Contreras Vazquez, Luis Segundo Arreola and Francisco Garcia Granados, for the concession rights to the Solidaridad I property.

In May 2003, the Company completed a private placement of its common stock pursuant to which it sold 5,000,000 units and received $125,000 in gross proceeds. Each unit consisted of one share of common stock and warrant to purchase one-half share of common stock. The warrants are exercisable at $0.50 per full share of common stock and expire December 31, 2004.

In October 2003, the Company issued 1,000,000 shares of common stock each to Mr. Peter Toscano and Mr. Jack Wagenti. The shares were issued in exchange for services rendered as officers of the Company for the period from June 2002 to May 31, 2004. The shares of common stock were valued at $0.01 per share.

In November 2003, the Company issued 400,000 each to Mr. William Matlack for services rendered as Chairman of the Company from November 2003 through May 31, 2004.

In November 2003, the Company completed a private placement of its common stock pursuant to which it sold 1,640,000 units and received $170,000 in gross proceeds. Each unit consisted of one share of common stock and warrant to purchase one-half share of common stock. The warrants are exercisable at $0.50 per full share of common stock and expire eighteen months from date issued.


Item 8. Description Of Securities.
---------------------------------

Common Stock.
-------------

The Certificate of Incorporation of the Company authorizes the issuance of 100,000,000 shares of common stock, $.00001 par value, and as of March 31, 2004, 25,951,184 shares are issued and outstanding.

The common stock carries no pre-emptive, conversion or subscription rights and is not redeemable. In addition, each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. On matters submitted to a shareholder vote, a majority vote of shareholders is required to be actionable. Cumulative voting in the election of directors is denied. All shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. All shares of common stock when issued are fully paid and non-assessable by the Company. There are no restrictions on repurchases of common stock by the Company relating to dividend or sinking fund installment arrearage.

Preferred Stock.
----------------

The Certificate of Incorporation of the Company authorizes the issuance of 10,000,000 shares of preferred stock, par value $ .00001 per share, and as of March 31, 2004, no preferred shares are issued and outstanding.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no public market for the Company's equity securities. The Company intends to establish a public market for its common stock in the United States following the registration of its securities pursuant to this Form 10-SB. Following the effectiveness of this registration statement, the Company will seek a market maker to file a Form 211 application with the NASD in order for its common stock to be quoted on the over-the-counter bulletin board of the NASD. The application will be subject to the review and approval of the NASD. As of March 31, 2004 (i) there are 2,970,000 outstanding warrants to purchase securities convertible into common stock of the Company and (ii) 18,541,184 shares of common stock can be sold pursuant to Rule 144. Under Rule 144, shareholders whose restricted shares meet the rule's one-year holding provisions, including persons who may be deemed affiliates of the Company, may resell restricted securities in broker's transactions or directly to market makers, provided the number of shares sold in any three month period is not more than the greater of 1% of the total shares of common stock then outstanding or the average weekly trading volume for the four calendar week period immediately prior to each such sale. After a non-affiliated shareholder meets the two-year holding period of the rule, restricted securities may be resold without regard to the above restrictions. Restricted securities held by affiliates must continue, even after the two-year holding period, to meet the resale limitations discussed above.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission had adopted Rule 15g-9, which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
(i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

As of March 31, 2004, there are 324 shareholders of record of the Company's common stock, which includes 274 shareholders, the shares of whom are being held in escrow pending the effectiveness of this registration statement. Although there are no restrictions on the Company's ability to declare or pay dividends, the Company has not declared or paid any dividends since its inception.

Item 2. Legal Proceedings.
-------------------------

None.

Item  3.  Changes  In And  Disagreements  With  Accountants  On  Accounting  And
--------------------------------------------------------------------------------
Financial Disclosure.
---------------------

None.

Item 4. Recent  Sales  Of  Unregistered  Securities.
---------------------------------------------------

In July 2002, the Company issued: (i) 6,000,000 shares of its common stock to Mr. Peter Toscano, the Company's President and Chief Executive Officer for introducing the Solidaridad Properties to the Company; (ii) 4,500,000 shares of common stock of the Company to Mr. Jack Wagenti, the Company's Vice President for introducing the Solidaridad Properties to the Company; (iii) 1,500,000 shares of common stock of the Company to Mr. Jose Garcia, the Company's Vice President, and President of its Subsidiary for introducing the Solidaridad Properties to the Company, and (iv) 1,500,000 shares of its common stock to the owners Israel Tentory Garcia, Victorio Gutierrez Cardenas, J. Trinidad Gomez Pineda, Custodio Huitron Vargas, Rosendo Ortega Alejandre, Juan Alberto Contreras Vazquez, Luis Segundo Arreola and Francisco Garcia Granados, for the concession rights to the Solidaridad I property. The securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) as the offering was made to less than 35 person, and each acquired the securities for investment purposes and not with a view towards distribution.

In May 2003, the Company issued 200,000 shares of its common stock to an attorney in exchange for legal services. In October 2003, the Company issued 1,000,000 shares of common stock each to Mr. Peter Toscano and Mr. Jack Wagenti. The shares were issued in exchange for services rendered as officers of the Company for the period from June 2002 to October 31, 2003. In November 2003, the Company issued 400,000 each to Mr. William Matlack for services rendered as Chairman of the Company from November 2003 through May 31, 2004. The securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) as the offering was made to less than 35 person, and each acquired the securities for investment purposes and not with a view towards distribution.

In May 2003, the Company completed a private placement of its common stock pursuant to which it sold 5,000,000 units at $0.025 per unit to a total of 17 accredited investors and received $125,000 in gross proceeds. In November 2003, the Company completed a private placement of its common stock pursuant to which it sold 1,640,000 units and received $170,000 in gross proceeds.

The offering was completed pursuant to Rule 504 of Regulation D promulgated under Securities Act of 1933, as amended, on the basis that; (i) the offerings were less than $1,000,000, in the aggregate; (ii) no advertisement or general solicitation was used in connection with the offering, (iii) each recipient of securities represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, appropriate legends were affixed to the share certificates issued in such transactions, (iv) the Company had a specific business plan at the time of the offerings, being the exploration of the Solidaridad I property; and (v) the Company was not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offering.


Item 5. Indemnification of Directors and Officers.
-------------------------------------------------

The Company's By-Laws eliminates personal liability in accordance with the Delaware General Corporation Law (DGCL). Under the DGCL, the Company may indemnify such persons if they acted in good faith or in a manner which they reasonably believed to be in and not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe their conduct was unlawful.

In so far as indemnification for liability arising from the Securities Act of 1933 may be permitted to Directors, Officers or persons controlling the Company, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    Part F/S
                                                                          Page
                                                                          ----
- Independent Auditors' Report                                            F-1
- Consolidated Balance Sheets as of May 31, 2003                          F-2
- Consolidated Statements of Operations and Deficit
 Accumulated During Development Stage.                                    F-3
- Consolidated Statements of Changes in Stockholders' Equity
 Accumulated During Development Stage For the Years Ended
December 31, 2003,  and December 31, 2002                                 F-4
- Consolidated Statements of Cash Flows                                   F-5
- Notes to Financial Statements                                           F-6

Consolidated Balance Sheets                                               F-12
Consolidated Statements of Operations and
    Deficit Accumulated During Development Stage                          F-13
Consolidated Statements of Cash Flows                                     F-14
Notes to Consolidated Financial Statements                                F-15

                                ROBERT G. JEFFREY
                           CERTIFIED PUBLIC ACCOUNTANT
                                61 BERDAN AVENUE
                             WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE                                   TEL:  973-628-0022
IN NEW YORK AND NEW JERSEY                             FAX:  973-696-9002
MEMBER OF AICPA                                        E-MAIL:  rgjcpa@erols.com
PRIVATE COMPANIES PRACTICE SECTION




Board of Directors
U. S. Precious Metals, Inc.

I have audited the accompanying consolidated balance sheet of U. S. Precious Metals, Inc. (a development stage company) as of May 31, 2003, and the related consolidated statements of operations and deficit accumulated during development stage, changes in stockholders' equity, and cash flows for the year ended May 31, 2003 and the period from January 21, 1998 (date of inception) to May 31, 2003. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U. S. Precious Metals, Inc. and its subsidiary as of May 31, 2003, and the results of their operations and their cash flows for the year ended May 31, 2003 and the period from January 21, 1998 (date of inception) to May 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/Robert G. Jeffrey
ROBERT G. JEFFREY

August 8, 2003
Wayne, New Jersey




                                       F-1

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                           CONSOLIDATED BALANCE SHEET
                                  May 31, 2003


                                     ASSETS
                                     ------

Current Assets:
    Cash                                                             $   26,980
                                                                       --------
         Total current assets                                            26,980

Other Assets:
    Investments in mining rights                                         47,603
                                                                       --------
         Total Assets                                                $   74,583
                                                                       ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


Current Liabilities:
    Accounts payable                                                 $   16,507
                                                                       --------
         Total current liabilities                                       16,507

Stockholders' Equity:
    Preferred stock:  authorized 10,000,000
      shares of $.00001 par value; issued
      and outstanding, none
    Common stock:  authorized 100,000,000
      shares of $.00001 par value; 21,561,184
      issued and outstanding                                                196
    Additional paid in capital                                          273,804
    Deficit accumulated during development stage                       (215,924)
                                                                       --------
         Total stockholders' equity                                      58,076
                                                                       --------
                Total Liabilities and Stockholders' Equity           $   74,583
                                                                       ========




  The accompanying notes are an integral part of these financial statements.

                                       F-2

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                      ACCUMULATED DURING DEVELOPMENT STAGE

                                                        Year                  January 21, 1998
                                                       Ended                 (Date of Inception)
                                                     May 31, 2003              To May 31, 2003
                                                     ------------              ---------------

Revenue                                              $      -                     $      -

Expenses                                                215,924                      215,924
                                                      ------------                  ---------
Loss accumulated during
    development stage                                $ (215,924)                  $ (215,924)
                                                      ============                   =======

Net Loss Per Share -
    Basic and Diluted                                    $(.01)

Weighted Average Number of Shares
    Outstanding - Basic and Diluted                  14,969,553
























   The accompanying notes are an integral part of these financial statements.

                                       F-3

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                      ACCUMULATED DURING DEVELOPMENT STAGE
                   FOR THE YEARS ENDED May 31, 2003, and 2002

                                                                           Deficit
                                                          Additional      Accumulated
                                      Common Stock         Paid in          During
                                   Shares     Amount       Capital       Development Stage      Total
                                   ------     ------      ---------      ------------------     ------
Balance May 31, 2001                 -        $   -        $   -              $   -              $   -

Shares issued to incorporator     1,961,184       -            -                  -                  -
                                 ----------    -----      ---------           ---------

Balance May 31, 2002              1,961,184       -            -                  -                  -

Sales of common stock             5,000,000      50       124,950                 -               125,000

Shares issued for services       13,100,000     131       133,869                 -               134,000

Shares issued in exchange
    for mining rights             1,500,000      15        14,985                 -                15,000

Net loss for period                                                           (215,924)          (215,924)
                                 ----------    -----      ---------           ---------          ---------
Balance, May 31, 2003            21,561,184     196       273,804            $(215,924)          $ 58,076
                                 ==========    =====      =========           =========          =========

















   The accompanying notes are an integral part of these financial statements.

                                       F-4

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                 Year              January 21, 1998
                                                                 Ended            (Date of Inception)
                                                              May 31, 2003         To May 31, 2003
                                                              ------------         ---------------

Cash Flows From Operations:
Net loss                                                      $(215,924)               $(215,924)
Charges not requiring the outlay of cash:
    Common stock issued for services                            134,000                  134,000
Changes in assets and liabilities:
    Increase in accounts payable                                 16,507                   16,507
                                                              ----------               ----------
       Net Cash Consumed by Operating Activities                (65,417)                 (65,417)
                                                              ----------               ----------

Cash Flows From Investing Activities:
    Investments in mining rights                                (32,603)                 (32,603)

        Net Cash Consumed by Investing Activities               (32,603)                 (32,603)
                                                              ----------               ----------

Cash Flows From Financing Activities:
    Sales of common stock                                       125,000                  125,000

         Net Cash Provided by Operating Activities              125,000                  125,000

Net Increase In Cash Balance                                     26,980                   26,980

Cash Balance, Beginning of Period                                   -                        -

Cash Balance, End of Period                                   $  26,980                $  26,980
                                                              ==========               ==========











   The accompanying notes are an integral part of these financial statements.

                                       F-5

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  May 31, 2003






1.       ORGANIZATION AND BUSINESS

Organization of Company
The Company is a Delaware Corporation, formed January 21, 1998. Until the current year, the Company was inactive. In the Fall of 2002, it began investigating gold deposits in Mexico. During the current year it acquired mining rights to two gold mining sites and is in negotiations to acquire two others. In November 2002, the Company began selling its common stock.

Mineral Exploration Accounting
The Company is a mineral exploration company, as defined in Statement of Financial Accounting Standards No. 7. Generally accepted accounting principles that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and the accounting for costs and expenses. From inception to May 31, 2003, the Company has been in the development stage and all its efforts have been devoted to acquiring mining rights as noted above. No revenue had been realized through May 31, 2003. The Company has incurred losses from inception to May 31, 2003 of $215,924.


Business
On March 23, 2003, the Company's wholly owned subsidiary acquired mining rights to a mine (Solidaridad I) located in the Mexican state of Michoacan. On March 27, 2003, rights to a second mine (Solidaridad II), also located in Michoacan, were assigned to the Company's wholly own subsidiary. As consideration for the mining rights to Solidaridad I, the Company issued 1,500,000 shares of common stock and obligated itself to pay $1 million if the mining rights are sold to a third party. The only cost of acquiring the rights to Solidaridad II were legal fees and fees to government authorities.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidated Statements
   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, U. S. Precious Metals de Mexico, S.A. de D.V., which was organized March 5, 2003 in the State of Mexico. All significant intercompany balances and transactions have been eliminated in consolidation. This subsidiary was established to facilitate the acquisition of mining rights according to Mexican law. Preliminary registration has been obtained for this subsidiary from the National Register of Commerce and Property; final registration is expected shortly.





                                       F-6

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  May 31, 2003




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

b.  Cash
    For purposes of the statements of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

c.  Concentrations Of Credit Risk
    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts payable. At May 31, 2003, all Company cash balances were on deposit at a financial institution in the United States.

d.  Recognition Of Revenue
    Revenue will be realized when mining commences or when royalties are sold. Recognition will occur when title to property passes or when a right exists to collect royalties

e.  Fair Value Of Financial Instruments
    The carrying amounts of the Company's financial instruments, which include cash and accounts payable approximate their fair values at May 31, 2003.

f.  Investments In Mining Rights
    Mining rights held for development are recorded at the cost of the rights, plus related acquisition costs and development costs as they are incurred. These costs will be amortized when extraction begins.

g.  Income Taxes
    Deferred income taxes are recorded to reflect the tax consequences or benefits to future years of any temporary differences between the tax basis of assets and liabilities and amounts recorded on the accounting records, and of net operating loss carryforwards.

h.  Use Of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

i.  Advertising Costs
    The Company will expense advertising costs when the advertisement occurs. There has been no spending thus far on advertising.


                                       F-7

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                  May 31, 2003




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
j.  Impairment of Long-Lived Assets
    The Company will annualy evaluate the potential impairement of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
    If the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows, the Company will recognize an impairment loss in such period.
k.  Net Income Per Share
    The Company computes net income (loss) per common share in accordance with SFAS No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net income (loss) per common share are computed by dividing the net income (loss) available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Accordingly, the number of weighted average shares outstanding as well as the amount of net income per share are presented for basic and diluted per share calculations for all periods reflected in the accompanying financial statements.

l.  Segment Reporting
    Management will treat the operations of the Company as one segment.

3.       COMMON STOCK

The Company is authorized to issue preferred and common stock. Thus far, only common stock has been issued. The 5,000,000 shares of common stock issued for cash were sold as units. Each unit consists of one share of common stock and one half of a warrant. Warrants can be used to purchase common stock at a price of $.50 per share. At May 31, 2003, there were 2,500,000 warrants outstanding. Warrants expire one year after date of issuance.

During the year ended May 31, 2003, the Company issued 1,500,000 shares of its common stock to acquire Solidaridad I. An additional 12,100,000 shares of common stock was issued during the year for services provided by officers of the Company and its subsidiary; 800,000 shares were issued to two consultants; and 200,000 shares were issued in lieu of legal fees. The value of the shares issued for services was based on the fair value of the services received.












                                       F-8

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                  May 31, 2003




4.       RELATED PARTY TRANSACTIONS

A majority of Company stock is owned by three officers of the Company or its wholly owned subsidiary, two of whom are also directors of the Company. Thusfar, these officers have been compensated only with common stock of the Company as described in Note 3.

Employment contracts with two Company officers were executed on June 1, 2002. These contracts call for annual salaries of $150,000, each, commencing June 1, 2003.

On May 31, 2002 1,961,184 shares of common stock were issued to a corporation which was the incorporator of the Company, and immediately distributed, pro rata, to the shareholders of the incorporator.

5.       INCOME TAXES

The Company has experienced losses totaling $215,924 during its period of existence. The Internal Revenue Code allows net operating losses (NOL's) to be carried forward and applied against future profits for a period of twenty years. The potential benefit of the portion of the NOL generated by the Company has been recognized on the books of the Company, but it has been offset by a valuation allowance. If not used, this NOL carryforward will expire in the year 2023.

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized. The Company has recorded noncurrent deferred tax assets as follows:

                Deferred Tax Assets         $73,414
                Valuation Allowance          73,414
                                             ------
                 Balance Recognized         $   -
                                             ======













                                       F-9

                           U. S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                  May 31, 2003



6.       EARNINGS PER SHARE
                                                               Weighted
                                             Net             Average Shares        Per Share
                                             Loss             Outstanding            Amount
                                             ----           ----------------       ----------

                                                       Year Ended May 31, 2003
                                                       -----------------------
         Loss allocable to
          common shareholders:
              Basic and Diluted           $(215,924)           14,969,553             $(.01)
                                            =======            ==========               ====

    At May 31, 2003, there were 2,500,000 warrants to purchase common stock outstanding. The share equivalents of the warrants were not included in the calculation of average shares outstanding because to include them would have an antidilutive effect.


7.       RENTALS UNDER OPERATING LEASES

The Company conducts its operations from office space in New Jersey, owned by a Company officer. Thus far, this facility has been occupied without charge. The Company did not pay any rent in the year ended May 31, 2003 and is not now committed to pay rent in the future.

8.       SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

There was no cash paid for interest or income taxes during either of the periods presented.

The following non-cash investing and financing activity occurred:

         During the year ended May 31, 2003, the Company issued 1,500,000 shares of common stock to acquire the mining rights of Solidaridad I. In addition, the Company issued 12,100,000 shares as compensation to officers of the Company and its wholly owned subsidiary, and an additional 1,000,000 shares for services performed by others.

         During the year ended May 31, 2002, the Company issued 1,961,184 shares of common stock without consideration to its incorporator.





                                      F-10

                           U.S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                           CONSOLIDATED BALANCE SHEETS
                                February 29, 2004




                                     ASSETS
                                     ------

                                                February 29, 2004      May 31, 2003
                                                    (Unaudited)          (Audited)
                                                -----------------      ------------
Current Assets:
    Cash                                           $ 34,765              $ 26,980

         Total current assets                        34,765                26,980

Other Assets:
    Investments in mining rights                     47,603                47,603

         Total Assets                              $ 82,368              $ 74,583
                                                   ========              ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------



Current Liabilities:
    Accounts payable                               $  2,502              $ 16,507
                                                   --------              --------
         Total current liabilities                    2,502                16,507

Stockholders' Equity:
    Preferred stock:  authorized 10,000,000
        shares of $.00001 par value; issued
        and outstanding, none
    Common stock:  authorized 100,000,000
        shares of $.00001 par value; 25,551,184
        issued and outstanding                          240                   196
Additional paid in capital                          492,510               273,804
Deficit accumulated during development stage       (412,884)             (215,924)
                                                   --------              --------

         Total stockholders' equity                  79,866                58,076

                  Total Liabilities and
                                                   --------              --------
                      Stockholders' Equity         $ 82,368              $ 74,583
                                                   ========              ========




 The accompanying notes are an integral part of these financial statements.

                                      F-12

                           U.S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      ACCUMULATED DURING DEVELOPMENT STAGE
                                   (Unaudited)




                                                                        January 21, 1998
                                       Nine Month Periods Ended       (Date of Inception)
                                       ------------------------
                                 February 29, 2004     February 28, 2003      February 29, 2004
                                 ---------------------------------------      -----------------

Revenue                            $      -               $      -                 $      -

Expenses                              196,960                136,610                  412,884

Loss accumulated during
    development stage              $ (196,960)            $ (136,610)              $ (412,884)
                                      =======                =======                  =======

Net Loss Per Share -
    Basic and Diluted                 $(.01)                 $(.01)
                                      ======                 ======

Weighted Average Number of
    Shares Outstanding
        Basic and Diluted          23,538,958             13,394,553


















  The accompanying notes are an integral part of these financial statements.

                                      F-13

                           U.S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)



                                                                           January 21, 1998
                                                       Nine Month Periods Ended        (Date of Inception)
                                                       ------------------------
                                               February 29, 2004    February 29, 2003   February 29,2004
                                               -----------------    -----------------   ----------------
Cash Flows From Operations:
Net loss                                          $(196,960)           $(136,610)           $(412,884)
Charges not requiring the outlay
    of cash:
        Common stock issued for services             48,750               94,500              182,750
Changes in assets and liabilities:
        Increase in accounts payable                (14,005)              16,507                2,502

         Net Cash Consumed by
             Operating Activities                  (162,215)             (25,603)            (227,632)
                                                    -------              --------             -------

Cash Flows From Investing Activities:
        Investments in mining rights                    -                (19,144)             (32,603)
                                                    -------              --------             -------
         Net Cash Consumed by
             Investing Activities                       -                (19,144)             (32,603)
                                                    -------              --------             -------

Cash Flows From Financing Activities:
        Sales of common stock                       170,000               77,000              295,000
        Advances from shareholders                      -                  1,000                  -
                                                    -------              --------             -------
         Net Cash Provided by
             Operating Activities                   170,000               78,000              295,000

Net Increase In Cash Balance                          7,725               33,253               34,765

Cash Balance, Beginning of Period                    26,980                  -                    -
                                                    -------              --------             -------
Cash Balance, End of Period                       $  34,765            $  33,253            $  34,765
                                                    ========             ========             ========



   The accompanying notes are an integral part of these financial statements.

                                      F-14

                           U.S. PRECIOUS METALS, INC.
                          (A Mineral Exploration Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                February 29, 2004
                                   (Unaudited)





1.       BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of U.S. Precious Metals, Inc. and its subsidiary ("the Company") as of February 29, 2004 and for the nine month periods ended February 29, 2004 and February 28, 2003, have been prepared in accordance with accounting principals generally accepted in the United States of America. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended February 29, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending May 31, 2004.

Certain information and disclosures normally included in the notes to financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading. The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended May 31, 2003.

2.       SUPPLEMENTARY CASH FLOWS INFORMATION

There was no cash paid for income taxes during either of the periods presented. Payments for interest were $13 in the 2004 period and nothing in the 2003 period.

3.       COMMON STOCK

Shares of common stock were issued during the 2004 period in private placement offerings. A total of 1,640,000 shares were issued, yielding proceeds of $170,000. Of these shares, 940,000 were issued as units. Each unit included one share of common stock and a warrant to purchase one-half share of common stock at $.50 per share. A total of 470,000 warrants were so issued. These warrants expire 18 months after the date of issuance.

In addition, warrants to purchase 2,500,000 shares of common stock were issued prior to May 31, 2003. The expiration date of these warrants was extended by the Board of Directors to December 31, 2004.

Contracts with two Company officers were voided in October 2003 and replaced by common stock awards of 1,000,000 shares each.




                                      F-15

PART   III

Exhibit                Description
-------                -----------

3(i)(a)  Articles of Incorporation of the Company.*
3(i)(b)  Certificate of Amendment to Articles of Incorporation.*
3(i)(c)  Certificate of U.S. Precious Metals de Mexico.*
3(ii)(a) By -Laws of the Company.*
23.1     Consent of Independent Auditors.*
23.11    Consent of Independent Geologist, Adrian G. Mann, Ph.D.(Filed herewith)
23.12    Consent of Independent Geologist, Gerald Harper, Ph.D.(Filed herewith)






*Incorporation by reference to exhibit to the registrants Form 10-SB Registration Statement filed on 4/23/04, file # 000-50703

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. PRECIOUS METALS, INC.


/s/Peter Toscano
Peter Toscano
President and Chief
Executive Officer                               May 25, 2004






/s/Jack Wagenti
Jack Wagenti
Chief Financial Officer                         May 25, 2004